May 13, 2005

William Kotapish, Assistant Director
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20549-0506

RE:	AIG Related Investment Companies (the "Funds" as listed in Schedule A) American International Group, Inc. ("AIG") Matters

Mr. Kotapish

             This letter is written in response to a conversation with Jeff Foor and Rebecca Marquigny of the Securities and Exchange Commission (the "Commission") staff held via teleconference on Friday, May 6, 2005 and a conversation between Anthony Vertuno of Shearman & Sterling, LLP and John Ganley of the Commission held via teleconference on the same date. In those conversations, the Commission's staff inquired whether the Funds intended to supplement their registration statements with information concerning various AIG matters, which we understood to include the restatement of several years of financial statements which contributed to its delaying the filing of its Form 10-K and current investigations into and regulatory proceedings with respect to various matters involving AIG ("AIG Matters"). Furthermore, they indicated that if the Funds determined not to supplement their registration statements, the Funds should explain in writing the rationale for this decision.

             We believe that such disclosure is unnecessary at this time for several reasons. Item 5(a)(3) of Form N-1A and the instructions thereto require that the Funds describe any material pending legal proceedings that are likely to have a material adverse effect on the Funds or the ability of the Fund's investment adviser or principal underwriter to carry out their responsibilities under their agreements with the Funds.

             First, we do not believe that the AIG Matters will have a material adverse effect on the Funds, or on the advisers' (The Variable Annuity Life Insurance Company "VALIC" and AIG SunAmerica Asset Management Corp.) or the principal underwriter's (AIG SunAmerica Capital Services, Inc.) ability to continue to provide services to the Funds under their respective advisory or underwriting agreements. A combination of the AIG Matters have contributed to ratings agencies downgrading AIG's rating, which has affected the ratings of AIG-affiliated insurance companies and related separate accounts. While such downgrades may affect insurance products offered by AIG entities and AIG insurance companies and such affected entities have responded by including certain disclosure in their registration statements, we believe that the rating downgrades will not affect the Funds, their advisers, or their principal underwriter. In addition, we are not aware of any other negative impacts from the AIG Matters that could have a material adverse effect on the Funds, or on the advisers' or the underwriter's ability to provide services to the Funds.

             Second, with respect to current investigations and regulatory proceedings involving AIG, whether by the New York State Attorney General's Office, the Commission, or any other regulatory agency or department, those investigations are currently ongoing and we believe it is premature to determine that any outcome from such investigations would have a material adverse effect on the Funds or their advisers or their principal underwriter. We are aware of the possibility, as described in recent news articles, that AIG might resolve matters with the New York State Attorney General's Office through civil penalties or sanctions. While, depending on the nature of any sanctions, such resolution might require the filing of an application for exemptive relief pursuant to Section 9(c) of the Investment Company of 1940, as amended, we do not have sufficient information at this time to make a determination that such action would be required.

             Furthermore, we believe that our decision to not supplement the Funds' prospectuses at this time with information regarding the AIG Matters will not create a substantial likelihood that a reasonable investor in making an investment decision in the Funds would consider it as having significantly altered the total mix of information available.

             Of course, as we receive additional information regarding the status of the AIG Matters, we will continue to evaluate it and consider whether the Funds' registration statements should be supplemented.

             Finally, with respect to Funds sold only through insurance products, we believe the addition of information regarding the AIG Matters to their registration statements would be duplicative because investors purchasing those Funds receive an AIG-affiliated insurance product prospectus that includes such information. Based on conversations with our in-house attorneys responsible for preparing the AIG-affiliated insurance product prospectuses, it is our understanding that the disclosure regarding information related to AIG was discussed extensively with the Commission's staff.

             Please call me at your earliest convenience, if you have any further comments or questions.

Very truly yours, /s/ NORI L. GABERT Nori L. Gabert Deputy General Counsel

Cc:	Jeff Foor John Ganley Rebecca Marquiqny

SCHEDULE A

AIG RELATED INVESTMENT COMPANIES

AIG Series Trust, Inc.
Anchor Series Trust
Season Series Trust
SunAmerica Equity Funds
SunAmerica Focused Series, Inc.
SunAmerica Income Funds
SunAmerica Money Market Funds
SunAmerica Senior Floating Rate Fund, Inc.
SunAmerica Series Trust
VALIC Company I
VALIC Company II